

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2015

<u>Via E-mail</u>
Timothy R. Brady
Chief Financial Officer
Dakota Plains Holdings, Inc.
294 Grove Lane East
Wayzata, MN 55391

Re: Dakota Plains Holdings, Inc.
Amendment No. 1 to Form 10-K for Fiscal Year Ended
December 31, 2014
Filed March 23, 2015
File No. 001-36493

Dear Mr. Brady:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

<u>Contractual Obligations, page 31</u>

1.   Please tell us why you present only the minimum payment due of the Operational Override under the Membership Interest Purchase Agreement within your contractual obligation table rather than the estimate of the obligation that has been recorded in your financial statements.

<u>Quantitative and Qualitative Disclosures about Market Risk, page 32</u>

2.   We note your qualitative disclosure of interest rate risk associated with the floating interest rates of your outstanding debt. Please include quantitative information associated with this risk in accordance with one of the three disclosure alternatives within Item 305 of Regulation S-K.

<u>Financial Statements, page F-1</u>

<u>Note 15 – Commitments and Contingencies, page F-29</u>

<u>Lac-Mégantic, Quebec, page F-29</u>

3.   We have read your disclosure regarding the various lawsuits you are involved in surrounding the train derailment in Lac-Mégantic, Quebec and note you are unable to determine the probability of loss or reasonably estimate a range of potential losses. It is our understanding a proposed settlement has recently been reached among certain parties. Please tell us the extent to which you participated in these settlement talks and confirm the claims against you remain unresolved.

Please expand your disclosure to clarify the status of your deliberations, quantify any amounts that have been specifically sought from you, parties not participating in the settlement as a group, or which have otherwise been estimated by third parties to settle all claims related to the incident, to provide greater context for understanding the uncertainty. Similarly, describe any limitations or uncertainty about the sufficiency of insurance coverage you believe is available to cover loss arising from this incident.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant